SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)

Korea Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50063B104

(CUSIP Number)

COPY TO:

Michael Pradko	Timothy W. Diggins, Esq.
Harvard Management Company, Inc.	Ropes & Gray
600 Atlantic Avenue	One International Place
Boston, MA 02210	Boston, MA 02110
(617) 523-4400	(617) 951-7389

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒.

SCHEDULE 13D

CUSIP No. 50063B104	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College

2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,441,200

	8.	SHARED VOTING POWER —

	9.	SOLE DISPOSITIVE POWER 2,441,200

	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,441,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0%

14.	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

SCHEDULE 13D

Korea Equity Fund, Inc.

Item 1.    Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value (the “Common Stock”), of Korea Equity Fund, Inc., a Maryland corporation (the “Fund” or “Issuer”), which has its principal executive offices at 180 Maiden Lane, New York, NY 10038.

Item 2.    Identity and Background.

This statement is filed by President and Fellows of Harvard College (“Harvard”), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard’s investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

None of Harvard or, to the best of Harvard’s knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard’s knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard’s general funds.

Item 4.    Purpose of Transaction.

Harvard does not currently have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, and Harvard has made its investment in the Fund in the ordinary course of its business and not for the purpose of changing or influencing the control of the Fund. However, as part of its program of investment, Harvard reserves the right at any time in the future to make such plans or proposals or take any other steps to enhance the value of its investment. Harvard further reserves the right at any time in the future to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.

Item 5.    Interest in Securities of the Fund.

(a), (b)    Harvard is the beneficial owner of 2,441,200 shares of Common Stock (approximately 29.0% of the shares of Common Stock).

Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

(c)    Between May 10, 2003 and July 9, 2003, Harvard did not buy or sell shares of Common Stock of the Fund.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Exhibit A — Information concerning the President, Fellows and executive officers of Harvard.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2003

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Michael S. Pradko
Name: Michael S. Pradko Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Description	Page Number In Sequentially Numbered Copy

A	Information Concerning the President, Fellows and executive officers of Harvard	7